FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
PUBLICLY-HELD COMPANY
Corporate Taxpayers’ Number CNPJ/MF 47.508.411/0001 -56

PRESS RELEASE

Result of the Public Tender Offer for the acquisition of shares issued by Globex Utilidades S.A.

São Paulo, February 9, 2010. Companhia Brasileira de Distribuição (“CBD” or the “Offeror”) hereby announces the result of the public tender offer auction for the acquisition of the common shares issued by Globex Utilidades S.A. (“Globex” or the “Company Object”), resulting from the sale of the Company Object’s share control and, on a cumulative basis, as a consequence of the increase in the interest held by the Offeror in the voting capital of Globex (the “PTO”), under Sections 254-A and 4, Paragraph 6, of Law 6,404, dated December 15, 1976, as amended (the “Brazilian Publicly-Held Company Law”) and pursuant to the rules set forth by the Brazilian Securities Commission (“CVM”) Instruction number 361, dated March 5, 2002, as amended (“CVM Instruction 361”).

The Offeror informs that, as a result of the PTO auction held on February 3, 2010, the Offeror acquired 4,102,220 common shares issued by Globex, representing approximately 3.3% of the Company Object’s corporate capital. In view of the shares acquired through the PTO, CBD now holds 98.32% of Globex’s corporate capital.

Considering that all of the shareholders who have adhered to the PTO have opted for the Mixed Payment Option, thus being entitled to receive the payment in domestic currency and in preferred shares class B owned by the Offeror (the “Preferred Shares B”), CBD shall pay to the shareholders adhering the PTO the total amount of R$28,428,390.52 and 137,014 Preferred Shares B on February 10, 2010, the PTO liquidation date.

The Preferred Shares B shall be converted into preferred shares A of the Offeror (the “Preferred Shares A”) according to the schedule contained in item 6.5 of the PTO Notice, in that, under item 1.6.1.3 of the Notice, considering that the first and the second conversion dates have already elapsed, 60% of the Preferred Shares B delivered as a means of payment for the PTO shall be converted into Preferred Shares A on February 17, 2010.

According to item 1.61.4 of the Notice and to item 2.4 of CBD’s Notice to Shareholders dated July 6, 2009, February 17, 2010, one shall ascertain and announce any differences found between the weighted average of the price per volume on each session, on the 15 sessions held at BM&FBOVESPA immediately preceding each conversion date, and the amount equivalent to forty Brazilian Reals (R$40.00), duly adjusted in accordance with the CDI Index variation as of June 7, 2009 until the respective Restriction Period’s release date.

The Offeror’s Investors Relations Department remains at the shareholders’ disposal for any clarifications on the matters concerning the object of this Press Release on telephone (11) 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, February 9, 2010.

DANIELA SABBAG
Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 09, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.